Filed by Blackstone Products, Inc

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Blackstone Products, Inc.

Ackrell SPAC Partners I Co.

(Commission File No. 001-39821)

Blackstone Products Announces Preliminary Fourth Quarter and Full

Year 2021 Results, Reaffirms Fiscal Year 2022 Outlook

FY 2021 preliminary operating results exceed guidance and drive outperformance ahead of planned business combination with Ackrell SPAC Partners I Co.

Recognized by NPD for dollar share growth in key categories

LOGAN, Utah – April 4, 2022 — Blackstone Products (“Blackstone” or the “Company”), an innovative and design-driven company that is redefining the outdoor cooking experience with griddle cooking appliances and accessories, announced today certain preliminary financial results for its full fiscal year ended December 31, 2021. Blackstone also reiterated its guidance for the fiscal year ending December 31, 2022.

“Blackstone continues to be successful and gain momentum even in the face of supply chain disruptions that have impacted numerous industries and many of our competitors,” said Founder and Chief Executive Officer of Blackstone, Roger Dahle. “Consumers continue to demonstrate their enthusiasm and love for our innovative griddle products and outdoor cooking accessories, which is exemplified by strong revenue and EBITDA growth. We are pleased to report that 2021 was a great year for Blackstone, as we exceeded our previously announced guidance.”

Fourth Quarter 2021 Financial Highlights (Preliminary and Unaudited)

•	Net Revenue increased 108% to approximately $143 million, compared to $69 million in the fourth quarter of 2020.

•	Gross Profit increased 192% to approximately $34 million, compared to $12 million in the fourth quarter of 2020.

•	Adjusted EBITDA increased 1,195% to approximately $29 million, compared to $2 million in the fourth quarter of 2020.

Full Year 2021 Financial Highlights (Preliminary and Unaudited)

•	Net Revenue increased 65% to approximately $484 million, compared to $293 million in 2020.

•	Gross Profit increased 74% to approximately $98 million, compared to $56 million in 2020.

•	Adjusted EBITDA increased 120% to approximately $70 million, compared to $32 million in 2020.

Recent Business Highlights

•	Awarded two category wins in The NPD Group’s first U.S. Outdoor Grill and Smoker Retail Performance Awards, recognizing Blackstone’s superior retail performance.

•	Opened new automated second U.S. warehouse in Logan, UT.

•	On December 23, 2021, announced plans to become a publicly-traded company through an estimated $900 million business combination with Ackrell SPAC Partners I Co.

2022 Guidance

The Company is reaffirming its 2022 guidance as previously presented in its Investor Presentation available at https://blackstoneproducts.com/pages/investor-relations.

Full Year 2022 Guidance

•	Net Revenue of $608 million, representing estimated 26% growth compared to 2021.

•	Gross Profit of $132 million, representing estimated 35% growth compared to 2021.

•	Adjusted EBITDA of $81 million, representing estimated 15% growth compared to 2021.

Blackstone Receives Two NPD Awards

Blackstone was the beneficiary of two awards in the inaugural U.S. Outdoor Grill and Smoker Retail Performance Awards announced by The NPD Group, one of the largest point-of-sale data collectors. The awards acknowledge the fastest-growing brands in ten U.S. retail outdoor segments, based on 2021 in-store and e-commerce sales revenue reported in Retail Tracking service data from NPD. With significant increases in volume and share, Blackstone received awards for both the Largest Dollar Share Increase in Gas Griddles and the Largest Dollar Share Increase in Portable Grills by the NPD.

Business Combination

On December 23, 2021, Blackstone announced it entered into a definitive business combination agreement with Ackrell SPAC Partners I Co. (“Ackrell”) (Nasdaq: ACKIU), a special purpose acquisition company. Upon the closing of the business combination, which is expected in the second quarter of 2022, the combined company will be named Blackstone Products, Inc. Blackstone intends to list the common shares of the combined company on the Nasdaq under the new ticker symbol, “BLKS.”

About Blackstone Products

Blackstone Products, headquartered in Logan, UT, is fundamentally redefining how people cook outdoors. The company specializes in outdoor griddles which allow users to cook a wider variety of foods faster and more often. Blackstone’s robust product line features innovative and easy-to-use griddles, accessories, and consumables that enhance outdoor cooking and make it more enjoyable and accessible to all for every meal. Blackstone believes in helping people create an experience with food that brings family and friends together.

About Ackrell SPAC Partners I Co.

Ackrell is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While Ackrell may pursue an acquisition in any business industry or sector, it intends to concentrate its efforts on identifying businesses in the branded fast-moving consumer goods industry.

Financial Information; Non-GAAP Financial Measures

This press release includes financial information for the three months and year ended December 31, 2021 and December 31, 2020, respectively. The financial information for the three months and year ended December 31, 2021 and the three months ended December 31, 2020 has not been audited or reviewed by the Company’s auditors. The financial information for the three months and twelve months ended December 31, 2021 contains preliminary estimates. The preliminary estimates disclosed in this press release are based on the Company’s internal management accounts and records based on currently available preliminary information and, therefore, may change. The preliminary estimates are subject to revision as the Company prepares its financial statements and disclosures as of and for the year ended December 31, 2021.

In addition, this press release includes references to non-GAAP financial measures, including Adjusted EBITDA. Such non-GAAP measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP. The Company believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating actual and projected operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and other amounts that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and other amounts are excluded or included in determining these non-GAAP financial measures. You should review the Company’s audited financial statements included in the Form S-4 (as defined below).

Additional Information and Where to Find It

In connection with the proposed business combination, on February 15, 2022, Blackstone Products, Inc. filed a registration statement on Form S-4 (the “Form S-4”) with a proxy statement with the Securities and Exchange Commission (the “SEC”). The Form S-4 information about the proposed transaction and the respective businesses of Blackstone and Ackrell. Ackrell will mail a final prospectus and definitive proxy statement and other relevant documents after the SEC completes its review. Ackrell stockholders are urged to read the preliminary prospectus and proxy statement and any amendments thereto and the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents will contain important information about Ackrell, Blackstone, and the proposed transaction. The final prospectus and definitive proxy statement will be mailed to stockholders of Ackrell as of a record date to be established for voting on the proposed transaction. Stockholders of Ackrell will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about Ackrell, without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and Ackrell’s other filings with the SEC can also be obtained, without charge, by directing a request to: info@ackrellspac.com or Ackrell SPAC Partners I Co., 2093 Philadelphia Pike #1968, Claymont, DE 19703. Additionally, all documents filed with the SEC can be found on Ackrell’s website, www.ackrellspac.com. The information contained in, or that can be accessed through, Ackrell’s or the Company’s website is not incorporated by reference in, and is not part of, this press release.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination, or (ii) an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act.

Participants in the Solicitation

Blackstone and Ackrell and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. Ackrell stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Ackrell in Ackrell’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Ackrell’s stockholders in connection with the proposed business combination is included in the Form S-4 and will be included in the definitive proxy statement/prospectus that Ackrell intends to file with the SEC and mail to its stockholders of record for voting on the proposed transaction.

Caution Concerning Forward-Looking Statements

Certain statements herein are “forward-looking statements” made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. For example, projections of future net revenue, gross profit, gross margin, Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements through the use of words or phrases such as “may”, “should”, “could”, “predict”, “potential”, “believe”, “will likely result”, “expect”, “continue”, “will”, “anticipate”, “seek”, “estimate”, “intend”, “plan”, “projection”, “would” and “outlook”, or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature, but the absence of such words does not mean that a statement is not forward-looking. These forward-looking statements are not historical facts and are based upon estimates and assumptions that, while considered reasonable by Ackrell and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement and any subsequent definitive agreements with respect to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Ackrell, the Company, the combined company or other following the announcement of the proposed business combination and the business combination agreement with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Ackrell, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Ackrell or the Company as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (10) the Company’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (11) the Company’s inability to increase outdoor cooking market penetration or expand the categories for outdoor cooking; (12) the addressable market the Company intends to target does not grow as expected; (13) increased regulatory costs and compliance requirements in connection with any international or product line expansion; (14) the Company’s inability to expand and diversify its supply chain; (15) the loss of any key executives; (16) the loss of any relationships with key retailers; (17) the loss of any relationships with key suppliers; (18) the inability to protect the Company’s patents and other intellectual property; (19) lower than expected attachment rate and cross-selling capabilities for new products; (20) new technologies that compete with the Company in the griddle market and other outdoor cooking markets; (21) the inability to increase engagement with end-users via social media or other digital channels; (22) fluctuations in sales of the Company’s major customers; (23) the Company’s ability to execute its business plans and strategy; (24) the Company’s ability to maintain sufficient inventory and meet customer demand; (25) the Company’s inability to deliver expected cost and manufacturing efficiencies; and (26) other risks and uncertainties indicated from time to time in the Form S-4 and other documents filed or to be filed with the SEC by Blackstone Products, Inc. and Ackrell.

Media and Investor Contact

ICR

Blackstone@icrinc.com

CONSOLIDATED STATEMENT OF OPERATIONS

(Preliminary and Unaudited)

	Year Ended December 31,
($ in thousands)	2021	2020
Revenue, net	$483,591	$292,811
Cost of goods sold	385,768	236,537

Gross profit	97,823	56,274
Operating expenses
Sales and marketing	14,923	13,339
General and administrative	15,065	9,743
Research and development	3,365	2,517

Total operating expenses	33,353	25,599

Income from operations	64,470	30,675
Interest expense, net	2,872	1,651
Other expense (income), net	(2,212)	(548)

Income before income tax	63,809	29,572
Income tax expense	14,614	5,576

Net income	$49,195	$23,996

ADJUSTED EBITDA RECONCILIATION

	Year Ended December 31,		Quarter Ended December 31,
($ in thousands)	2021	2020	2021	2020
Revenue, net	$483,591	$292,811	$142,644	$68,548
Gross profit	97,823	56,274	34,247	11,715
Adjusted EBITDA reconciliation:
Net income	$49,195	$23,996	$16,571	$955
Add (deduct):
Net interest expense	2,872	1,655	2,082	358
Income tax expense	14,614	5,576	6,628	(173)
Depreciation and amortization	1,073	738	452	285

EBITDA	67,754	31,965	25,733	1,425
Business transformation fees	4,761	398	3,569	159
Non-operating (income)/expenses	(2,211)	(395)	(211)	664

Adjusted EBITDA	$70,304	$31,968	$29,092	$2,247